
Bionomics
Limited

28 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549




06013219


PROCESSING
SECTION
RECEIVED
MAY 08 2006
152
WASH. D.C.

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per [signature]
Stephen Birrell
CFO & Company Secretary

82-34682


Bionomics Limited

ABN 53 075 582 740


PROCESSING
SECTION
RECEIVED
MAY 03 2006
152
SEC MAIL
WASH., D.C.

ASX RELEASE
28 April 2006

AUDIO BROADCAST – UPDATE ON COMPANY

Bionomics Limited wishes to inform the market of an audio broadcast with Dr Deborah Rathjen, CEO & Managing Director who will be discussing an update on the Company.

The presentation is available at www.boardroomradio.com at 2.00 pm EST on Friday 28 April 2006.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101